Computershare Trust Company of Canada / Computershare Investor Services Inc.
Date: 24/03/2010	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: RUBICON MINERALS CORPORATION

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	23/04/2010
Record Date for Voting (if applicable) :	23/04/2010
Beneficial Ownership Determination Date :	23/04/2010
Meeting Date :	31/05/2010
Meeting Location (if available) :	InterContinental Toronto Centre, Ontario Room, 225 Front Street West, Toronto, Ontario M5V 2X3
Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	23/04/2010
Record Date for Voting (if applicable) :	23/04/2010
Beneficial Ownership Determination Date :	23/04/2010
Meeting Date :	31/05/2010
Meeting Location (if available) :	InterContinental Toronto Centre, Ontario Room, 225 Front Street West, Toronto, Ontario M5V 2X3

Voting Security Details:

Description
CUSIP Number
ISIN
COMMON
780911103
CA7809111031

Description	CUSIP Number	ISIN
COMMON	780911103	CA7809111031

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for RUBICON MINERALS CORPORATION